

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2019

John G. Sharkey
Secretary
TSR, Inc.
400 Oser Avenue
Hauppauge, NY 11788

> **Re:** **TSR, Inc.**
> **PRER14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on August 15, 2019 by TSR, Inc.**
> **File No. 001-38838**

Dear Mr. Sharkey,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

Background of this Proxy Solicitation, page 7

1. Please provide us with the factual foundation to support the Board's contention that Zeff "nominated directors because Zeff believes these individuals would have been more likely than the Board's nominees to support initiatives proposed by [the stockholders], potentially to the detriment of the Company and its other stockholders". Given that any newly-elected directors would be required to fulfill fiduciary duties, the assertion regarding the support of initiatives potentially to the detriment of shareholders implies an impending breach of such duties assuming Zeff's nominees are elected. Alternatively, please delete the cited statement. Refer to Note b. of Rule 14a-9.

Other Business Solicitation and Expenses of Solicitation, page 41

2. Please revise to state the approximate number of Alliance Advisors LLC employees who will assist TSR in the solicitation as well as any additional material features of the retention arrangement with Alliance (other than the already-disclosed compensation).
    See Item 4(b)(3) of Schedule 14A.

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Rory A. Greiss, Esq.